Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors Le Gaga Holdings Limited:
We consent to the use of our report dated September 7, 2010, with respect to the combined balance sheets of Le Gaga Holdings Limited and subsidiaries as of March 31, 2008, 2009 and 2010, and the related combined income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the years in the three-year period ended March 31, 2010, included herein and to the reference to our firm under the heading “Experts” in the registration statement.
/s/ KPMG
KPMG
Hong Kong, China
October 8, 2010